Via Facsimile and U.S. Mail
Mail Stop 6010


							September 23, 2005


Arthur L. Hunt
Executive Vice President and General Counsel
AMERISAFE, Inc.
2301 Highway 190 West
DeRidder Louisiana 70634

Re:	AMERISAFE, Inc.
	Amendment #1 to Registration Statement on Form S-1
	Filed September 9, 2005
      File Number 333-127133

Dear Mr. Hunt:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Overview of Operating Results, page 38
1. We have read your response to comment 27. It does not appear that you have separately quantified the individual factors that caused fluctuations in your premiums. Please revise the discussion of your results of operations to quantify the individual factors and include an analysis explaining the relative significance of these items.

Business

Loss Reserves, page 64
2. We have read your response to comment 24 and we have the following comments:

* We refer your disclosure in the second full paragraph on page
66.
Please explain to us and disclose why you use take a weighted average of the various actuarial methodologies instead of a simple average.
* In your original registration statement filed on August 3, 2005 you disclosed the loss reserve balance as calculated by your actuaries and what was actually recorded in the financial statements.
Please
tell us why you have removed this disclosure. The disclosure quantifies the difference between what the actuaries calculated and what management ultimately recorded, which would appear to provide insight into your business and be useful to a reader of your filing.
In addition, it would also be helpful to explain the reason(s) why the loss reserves recorded in the financial statements were different then the loss reserves calculated by the actuaries.
* We refer to your sensitivity analysis on page 67. Simply quantifying a 5% increase/decrease in your loss reserve balance does not constitute a sensitivity analysis. Please include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the variables (i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.

Principal and Selling Shareholders, page 93
3. We note your response to comment 38 and reissue the comment. Please provide the full name(s) of the natural persons having voting, dispositive or investment powers over the shares held by the entities
listed in the table on page 89.   The only exception applies to
selling shareholders that are public companies. To the extent this exception is applicable you may omit the requested information.
4. We note your response to comment 39 and reissue the comment in part. Please provide the full name(s) of the natural persons having voting, dispositive or investment powers over the shares held by Sprout Group.
5. We note your response to comments 41 and 42. Comment 41 is reissued. If Sprout Group is a broker-dealer, it must be identified as an underwriter. A statement that they have not responded to your request for information is not sufficient. In regards to comment 42, it is not clear how you are able to make such representations on behalf of Sprout Group. Please explain. We may have further comments.

Consolidated Financial Statements

Notes To Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Reserves for Loss and Loss Adjustment Expenses, page F-9
6. We have read your response to comment 51. Please explain to us why you believe it is appropriate to record the cost of purchasing an annuity as loss and loss adjustment expense incurred. Why is there no asset recorded for the purchase of the annuity? Please tell us where you record the gain/loss recognized for the difference between the loss reserves established and the annuity purchased and why you believe your classification of the gain/loss is appropriate.


*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Joseph Roesler at (202) 551-3628 or Joel
Parker
at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Albert
Lee
at (202) 551-3654 or me at (202) 551-3715 with any other
questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	James E. O`Bannon, Esq.
	Jones Day
	Dallas, Texas 75201
Arthur L. Hunt
AMERISAFE, Inc.
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